UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

____________________

CBL & ASSOCIATES PROPERTIES, INC.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

124830100
(CUSIP Number)

Todd E. Molz General Counsel, Chief Administrative Officer & Managing Director Oaktree Capital Group Holdings GP, LLC 333 South Grand Avenue, 28th Floor Los Angeles California 90071 (213) 830-6300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 1, 2022
(Date of Event Which Requires Filing of This Statement)

____________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 124830100	SCHEDULE 13D	Page 2 of 34

1	NAME OF REPORTING PERSON Oaktree Value Opportunities Fund Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 585,735 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 585,735 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 585,735 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9% (2)
14	TYPE OF REPORTING PERSON PN

(1)	In its capacity as the direct owner of 585,735 shares of common stock, par value $0.001 per share of the Company (“Common Stock”).
(2)	All calculations of percentage ownership herein are based on an aggregate of 31,623,065 shares of Common Stock, consisting of (i) 19,988,600 shares of Common Stock issued and outstanding as of November 10, 2021, as reported on the Form 10-K filed with the SEC by CBL & Associates Properties, Inc. on November 15, 2021, (ii) 10,982,795 shares of Company’s common stock issued on February 1, 2022, as reported in the Current Report on Form 8-K filed by the Issuer on February 1, 2022 and (iii) 651,670 shares of common stock issued under the Company’s 2021 equity incentive plans. All calculations are based on the shares of Common Stock owned by the Reporting Person divided by the outstanding shares of Common Stock owned by the Reporting Person.

CUSIP No. 124830100	SCHEDULE 13D	Page 3 of 34

1	NAME OF REPORTING PERSON Oaktree Value Opportunities Fund GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 585,735 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 585,735 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 585,735 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON PN

(1)	Solely in its capacity as the general partner of Oaktree Value Opportunities Fund Holdings, L.P.

CUSIP No. 124830100	SCHEDULE 13D	Page 4 of 34

1	NAME OF REPORTING PERSON Oaktree Value Opportunities Fund GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 585,735 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 585,735 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 585,735 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the general partner of Oaktree Value Opportunities Fund Holdings, L.P.

CUSIP No. 124830100	SCHEDULE 13D	Page 5 of 34

1	NAME OF REPORTING PERSON OCM Xb CBL-E Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,983,967 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 3,983,967 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,983,967 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.6%
14	TYPE OF REPORTING PERSON OO

(1)	In its capacity as the direct owner of 3,983,967 shares of Common Stock.

CUSIP No. 124830100	SCHEDULE 13D	Page 6 of 34

1	NAME OF REPORTING PERSON Oaktree Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,983,967 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 3,983,967 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,983,967 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.6%
14	TYPE OF REPORTING PERSON PN

(1)	Solely in its capacity as the general partner of OCM Xb CBL-E Holdings, LLC.

CUSIP No. 124830100	SCHEDULE 13D	Page 7 of 34

1	NAME OF REPORTING PERSON Oaktree Fund GP I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,569,702 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 4,569,702 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,569,702 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.5%
14	TYPE OF REPORTING PERSON PN

(1)	Solely in its capacity as the managing member of Oaktree Fund GP, LLC and the sole shareholder of Oaktree Value Opportunities Fund GP Ltd.

CUSIP No. 124830100	SCHEDULE 13D	Page 8 of 34

1	NAME OF REPORTING PERSON Oaktree Capital I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,569,702 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 4,569,702 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,569,702 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.5%
14	TYPE OF REPORTING PERSON PN

(1)	Solely in its capacity as the general partner of Oaktree Fund GP I, L.P.

CUSIP No. 124830100	SCHEDULE 13D	Page 9 of 34

1	NAME OF REPORTING PERSON OCM Holdings I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,569,702 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 4,569,702 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,569,702 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.5%
14	TYPE OF REPORTING PERSON PN

(1)	Solely in its capacity as the general partner of Oaktree Capital I, L.P.

CUSIP No. 124830100	SCHEDULE 13D	Page 10 of 34

1	NAME OF REPORTING PERSON Oaktree Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,569,702 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 4,569,702 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,569,702 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.5%
14	TYPE OF REPORTING PERSON PN

(1)	Solely in its capacity as the managing member of OCM Holdings I, LLC.

CUSIP No. 124830100	SCHEDULE 13D	Page 11 of 34

1	NAME OF REPORTING PERSON Oaktree Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 585,735 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 585,735 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 585,735 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the sole director of Oaktree Value Opportunities Fund GP Ltd.

CUSIP No. 124830100	SCHEDULE 13D	Page 12 of 34

1	NAME OF REPORTING PERSON Oaktree Capital Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 585,735 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 585,735 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 585,735 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the general partner of Oaktree Capital Management, L.P.

CUSIP No. 124830100	SCHEDULE 13D	Page 13 of 34

1	NAME OF REPORTING PERSON Atlas OCM Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 585,735 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 585,735 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 585,735 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the general partner of Oaktree Capital Management, L.P.

CUSIP No. 124830100	SCHEDULE 13D	Page 14 of 34

1	NAME OF REPORTING PERSON Oaktree Capital Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,569,702 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 4,569,702 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,569,702 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.5%
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the managing member of Oaktree Holdings, LLC.

CUSIP No. 124830100	SCHEDULE 13D	Page 15 of 34

1	NAME OF REPORTING PERSON Oaktree Capital Group Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,569,702 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 4,569,702 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,569,702 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.5%
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the indirect owner of the class B units of each of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC.

CUSIP No. 124830100	SCHEDULE 13D	Page 16 of 34

1	NAME OF REPORTING PERSON Wells Street Global Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,925 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 5,925 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,925 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON PN

(1)	In its capacity as the direct owner of 5,925 shares of Common Stock.

CUSIP No. 124830100	SCHEDULE 13D	Page 17 of 34

1	NAME OF REPORTING PERSON Brookfield Public Securities Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,925 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 5,925 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,925 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the sole member of the general partner of Wells Street Partners Manager LLC.

CUSIP No. 124830100	SCHEDULE 13D	Page 18 of 34

1	NAME OF REPORTING PERSON Brookfield Public Securities Group Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,925 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 5,925 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,925 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the sole member of Brookfield Public Securities Group LLC.

CUSIP No. 124830100	SCHEDULE 13D	Page 19 of 34

1	NAME OF REPORTING PERSON Brookfield US Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,925 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 5,925 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,925 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON CO

(1)	Solely in its capacity as the managing member of Brookfield Public Securities Group Holdings LLC.

CUSIP No. 124830100	SCHEDULE 13D	Page 20 of 34

1	NAME OF REPORTING PERSON Brookfield US Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,925 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 5,925 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,925 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON CO

(1)	Solely in its capacity as the sole shareholder of Brookfield US Inc.

CUSIP No. 124830100	SCHEDULE 13D	Page 21 of 34

1	NAME OF REPORTING PERSON Brookfield Holdings Canada Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,925 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 5,925 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,925 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON CO

(1)	Solely in its capacity as the managing member of Brookfield US Holdings, Inc.

CUSIP No. 124830100	SCHEDULE 13D	Page 22 of 34

1	NAME OF REPORTING PERSON Brookfield Asset Management Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,575,627 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 4,575,627 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,575,627 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.5%
14	TYPE OF REPORTING PERSON HC

(1)	Solely in its capacity as the indirect owner of the class A units of each of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC and sole shareholder of Brookfield Holdings Canada Inc.

CUSIP No. 124830100	SCHEDULE 13D	Page 23 of 34

1	NAME OF REPORTING PERSON BAM Partners Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,575,627 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 4,575,627 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,575,627 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.5%
14	TYPE OF REPORTING PERSON HC

(1)	Solely in its capacity as the sole owner of Class B Limited Voting Shares of Brookfield Asset Management Inc.

CUSIP No. 124830100	SCHEDULE 13D	Page 24 of 34

Item 1.	Security and Issuer.

This statement of beneficial ownership on Schedule 13D relates to the shares of Common Stock of CBL & Associates Properties, Inc., a Delaware corporation. According to the Company, the address of its principal executive office is 2030 Hamilton Place Blvd., Suite 500, Chattanooga, TN 37421-6000.

Item 2.	Identity and Background.

(a)-(c), (f)

This Schedule 13D is filed as joint statement pursuant to Rule 13d-1(k) under the Act by each of the following persons (collectively, the “Reporting Persons”):

1)	Oaktree Value Opportunities Fund Holdings, L.P., a Delaware limited partnership (“VOF Holdings”), whose principal business is to invest in a wide range of distressed debt securities and loans with an emphasis on more liquid positions across various sectors, in its capacity as the direct owner of 585,735 shares of Common Stock;
2)	Oaktree Value Opportunities Fund GP, L.P., a Cayman Islands limited partnership (“VOF GP”), whose principal business is to serve as, and perform the functions of, the general partner of VOF Holdings, in its capacity as such;
3)	Oaktree Value Opportunities Fund GP Ltd., a Cayman Islands exempted company (“VOF GP Ltd.”), whose principal business is to serve as, and perform the functions of, the general partner of the VOF Holdings, in its capacity as such;
4)	OCM Xb CBL-E Holdings, LLC, a Delaware limited liability company (“Xb CBL-E”), whose principal business is to act as a holding company with respect to the Company securities it holds as disclosed herein, in its capacity as the direct owner of 3,983,967 shares of Common Stock;
5)	Oaktree Fund GP, LLC, a Delaware limited liability company (“Fund GP”), whose principal business is to serve as, and perform the functions of, the general partner of Xb CBL-E, in its capacity as such;
6)	Oaktree Fund GP I, L.P., a Delaware limited partnership (“GP I”), whose principal business is to (i) serve as, and perform the functions of, the general partner of certain investment funds or to serve as, and perform the functions of, the managing member of the general partner of certain investment funds or (ii) to act as the sole shareholder of certain controlling entities of certain investment funds; in its capacity as the managing member of Fund GP and the sole shareholder of VOF GP Ltd.;
7)	Oaktree Capital I, L.P., a Delaware limited partnership (“Capital I”), whose principal business is to serve as, and perform the functions of, the general partner of GP I, in its capacity as such;
8)	OCM Holdings I, LLC, a Delaware limited liability company (“Holdings I”), whose principal business is to serve as, and perform the functions of, the general partner of Capital I and to hold limited partnership interests in Capital I, in its capacity as such;
9)	Oaktree Holdings, LLC, a Delaware limited liability company (“Holdings”), whose principal business is to serve as, and perform the functions of, the managing member of Holdings I, in its capacity as such;
10)	Oaktree Capital Management, L.P., a Delaware limited partnership (“Management”), whose principal business is to provide investment advisory services to investment funds and accounts, in its capacity as the sole director of VOF GP Ltd.;

CUSIP No. 124830100	SCHEDULE 13D	Page 25 of 34

11)	Oaktree Capital Management GP, LLC, a Delaware limited liability company (“Management GP”), whose principal business is to serve as, and perform the functions of, the general partner of Management, in its capacity as such;

12)	Atlas OCM Holdings LLC, a Delaware limited liability company (“Atlas”), whose principal business is to serve as, and perform the functions of, the manager of Management GP, in its capacity as such;

13)	Oaktree Capital Group, LLC, a Delaware limited liability company (“OCG”), whose principal business is to act as the holding company and controlling entity of each of the general partner and investment adviser of certain investment funds and separately managed accounts, in its capacity as the managing member of Holdings;

14)	Oaktree Capital Group Holdings GP, LLC, a Delaware limited liability company (“OCGH GP”), whose principal business is to serve as, and perform the functions of, the indirect owner of the class B units of each of OCG and Atlas, in its capacity as such;

15)	Wells Street Global Partners LP, a Delaware limited partnership (“WSGP”), in its capacity as the direct holder of 5,925 shares of Common Stock;

16)	Brookfield Public Securities Group LLC, a Delaware limited liability company (“Securities Group”), in its capacity as the sole member of the general partner of WSGP;

17)	Brookfield Public Securities Group Holdings LLC, a Delaware limited liability company (“Securities Group Holdings”), in its capacity as the sole member of Brookfield Public Securities Group LLC;

18)	Brookfield US Inc., a Delaware corporation (“Brookfield US”), in its capacity as managing member of Brookfield Public Securities Group Holdings LLC;

19)	Brookfield US Holdings Inc., a Canadian corporation (“Brookfield US Holdings”), in its capacity as sole shareholder of Brookfield US Inc.

20)	Brookfield Holdings Canada Inc., a Canadian corporation (“Brookfield Holdings Canada”), in its capacity as the sole shareholder of Brookfield US Holdings, Inc.

21)	Brookfield Asset Management Inc., an Ontario corporation (“BAM”), in its capacity as the indirect owner of the class A units of each of OCG and Atlas and sole shareholder of Brookfield Holdings Canada, in its capacity as such; and

22)	BAM Partners Trust, a trust formed under the laws of Ontario (“BAM Partnership”), in its capacity as the sole owner of Class B Limited Voting Shares of BAM, in its capacity as such.

5,925 of the Common Shares reported herein as being beneficially owned by BAM Partnership and BAM are held by investment funds (the “PSG Funds”) that are managed by Securities Group (formerly Brookfield Investment Management Inc.). Since Securities Group manages such funds, it may be deemed to beneficially own such Common Stock. Since Securities Group is a subsidiary of BAM, BAM may also be deemed to beneficially own all of such Common Stock. The Class B Limited Voting Shares of BAM entitle BAM Partnership to appoint one half of the board of directors of BAM. As a result, BAM Partnership may also be deemed to beneficially own such Common Stock held by the PSG Funds.

CUSIP No. 124830100	SCHEDULE 13D	Page 26 of 34

Set forth in the attached Annex A is a listing of the directors, executive officers, investment managers, managers, members and general partners, as applicable, of each Reporting Person (collectively, the “Covered Persons”) and is incorporated by reference. Except as set forth in Annex A, each of the Covered Persons that is a natural person is a United States citizen.

The principal business address of each of the Reporting Persons and each Covered Person is 333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071.

(d) – (e) During the last five years, none of the Reporting Persons, or to the best of their knowledge, any Covered Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

As described in Item 4, each of the Reporting Persons and the Other Shareholders (as defined in Item 4) expressly disclaims that they constitute a “group” for the purposes of Sections 13(d) of the Securities Exchange Act of 1934 (the “Act”) and the rules thereunder. The Other Shareholders have agreed to file a separate statement of beneficial ownership on Schedule 13D pursuant to Rule 13d-1(k)(2) under the Act containing its required information. The Reporting Persons assume no responsibility for the information contained in such Schedule 13D filed by the Other Shareholders.

Item 3.	Source and Amount of Funds or Other Consideration.

On November 1, 2021, the Third Amended Joint Chapter 11 Plan (the “Plan”) of CBL & Associates Properties, Inc., a Delaware corporation (the “Company”) and its Affiliated Debtors (with Technical Modifcations), became effective. Upon effectiveness of the Plan, (a) each Consenting Crossholder received its pro rata share of the Consenting Crossholder Recovery Pool (each as defined in the Plan), including a percentage of shares of the reorganized Company’s common stock, $0.001 par value per share (the “Common Stock”), and (b) each holder Senior Unsecured Notes received its pro rata share of the Unsecured Claims Recovery Pool (each as defined in the Plan), including a percentage of the Common Stock. As a result of the foregoing transactions and distributions pursuant to the Plan, OCM Xb CBL-E Holdings, LLC acquired 1,821,984 shares of Common Stock. Oaktree Value Opportunities Fund Holdings LP acquired 342,315 shares of Common Stock.

On December 1, 2021, the Company announced that its wholly owned subsidiary, CBL & Associates Holdco II, LLC (the “Issuer”), exercised the Issuer’s optional exchange right (the “Issuer-Elected Exchange”) with respect to all of the $150 million aggregate principal amount of the Issuer’s 7.0% Exchangeable Senior Secured Notes due 2028 (the “Exchangeable Notes”). The exchange date for the Issuer-Elected Exchange was January 28, 2022, and settlement of the Issuer-Elected Exchange occurred on February 1, 2022. Per the terms of the indenture governing the Exchangeable Notes, the Issuer elected to settle the Issuer-Elected Exchange in shares of Common Stock, plus cash in lieu of fractional shares. As a result of the Issuer-Elected Exchange, on February 1, 2022, OCM Xb CBL-E Holdings, LLC acquired 2,161,983 shares of Common Stock. Oaktree Value Opportunities Fund Holdings LP acquired 243,420 shares of Common Stock.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Common Stock for investment purposes and as part of the Plan.

On the same day, the Company entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with certain of the Consenting Noteholders (as defined therein), setting forth the terms by which the Company agreed to provide certain registration rights with respect to its securities pursuant to the Plan. The Registration Rights Agreement is filed hereto as Exhibit 99.1 and is incorporated herein by reference.

CUSIP No. 124830100	SCHEDULE 13D	Page 27 of 34

The arrangements contemplated by the Registration Rights Agreement are not intended to constitute the formation of a “group” (as defined in Section 13(d)(3) of the Exchange Act).

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in Item 4 of this Schedule 13D. Each of the Reporting Persons intends to review its investment in the Company on a continuing basis and, depending upon the price of and other market conditions relating to the Common Stock, developments affecting the Company and other factors deemed relevant, may increase or decrease the size of its investment in the Company, or take one or more other actions that relate to or would result in any matter referred to in Item 4 of this Schedule 13D, alone or with others. Each of the Reporting Persons reserves the right to take such actions as it deems appropriate, in its discretion.

Item 5.	Interest in Securities of the Issuer.

(a) and (b).

The information contained on the cover page of this Schedule 13D is incorporated herein by reference. Based on the Form 10-Q filed with the SEC by the Company on November 15, 2021, there were 19,988,600 shares of Common Stock issued and outstanding as of November 10, 2021. All ownership percentage calculations are based on an aggregate of 31,623,065 shares of Common Stock, consisting of (i) 19,988,600 shares of Common Stock issued and outstanding as of November 10, 2021, (ii) 10,982,795 shares of Company’s common stock issued on February 1, 2022, as reported in the Current Report on Form 8-K filed by the Issuer on February 1, 2022 and (iii) 651,670 shares of common stock issued under the Company’s 2021 equity incentive plans. All calculations are based on the shares of Common Stock owned by the Reporting Person divided by the outstanding shares of Common Stock owned by the Reporting Person.

VOF Holdings directly holds 585,735 shares of the Company’s Common Stock and has the sole power to vote and dispose of such shares.

VOF GP, in its capacity as the general partner of VOF Holdings, has the ability to direct the management of VOF Holdings’ business, including the power to vote and dispose of securities held by VOF Holdings; therefore, VOF GP may be deemed to beneficially own the shares of Common Stock held by VOF Holdings.

VOF GP Ltd., in its capacity as the general partner of VOF GP, has the ability to direct the management of VOF GP’s business, including the power to direct the decisions of VOF GP regarding the vote and disposition of securities held by VOF Holdings; therefore, VOF GP Ltd. may be deemed to have indirect beneficial ownership of the shares of Common Stock held by VOF Holdings.

Xb CBL-E directly holds 3,983,967 shares of Common Stock and has the sole power to vote and dispose of such shares of Common Stock.

Fund GP, in its capacity as the general partner of Xb CBL-E, has the ability to direct the management of Xb CBL-E’s business, including the power to vote and dispose of securities held by Xb CBL-E; therefore Fund GP may be deemed to beneficially own the shares of Common Stock held by Xb CBL-E.

GP I, in its capacity as the sole shareholder of VOF GP Ltd., has the ability to appoint and remove the directors and direct the management of the business of VOF GP Ltd., including the power to direct the decisions of VOF GP Ltd. regarding the vote and disposition of securities held by VOF Holdings. Additionally, GP I, in its

CUSIP No. 124830100	SCHEDULE 13D	Page 28 of 34

capacity as the managing member of Fund GP, has the ability to direct the management of Fund GP’s business, including the power to direct the decisions of Fund GP regarding the vote and disposition of securities held by Xb CBL-E. Therefore, GP I may be deemed to have indirect beneficial ownership of the shares of Common Stock held by VOF Holdings and Xb CBL-E.

Capital I, in its capacity as the general partner of GP I, has the ability to direct the management of GP I’s business, including the power to direct the decisions of GP I regarding the vote and disposition of securities held by VOF Holdings and Xb CBL-E; therefore, Capital I may be deemed to have indirect beneficial ownership of the shares of Common Stock held by VOF Holdings and Xb CBL-E.

Holdings I, in its capacity as the general partner of Capital I, has the ability to direct the management of Capital I’s business, including the power to direct the decisions of Capital I regarding the vote and disposition of securities held by VOF Holdings and Xb CBL-E; therefore, Holdings I may be deemed to have indirect beneficial ownership of the shares of Common Stock held by VOF Holdings and Xb CBL-E.

Holdings, in its capacity as the managing member of Holdings I, has the ability to direct the management of Holding I’s business, including the power to direct the decisions of Holdings I regarding the vote and disposition of securities held by VOF Holdings and Xb CBL-E; therefore, Holdings may be deemed to have indirect beneficial ownership of the Shares held by VOF Holdings and Xb CBL-E.

Management, in its capacity as the sole director of VOF GP Ltd., has the ability to direct the management of VOF GP Ltd., including the power to direct the decisions of VOF GP Ltd. regarding the vote and disposition of securities held by VOF Holdings; therefore, Management may be deemed to have indirect beneficial ownership of the shares of Common Stock held by VOF Holdings.

Management GP, in its capacity as the general partner of Management, has the ability to direct the management of Management’s business, including the power to direct the decisions of Management regarding the vote and disposition of securities held by VOF Holdings; therefore, Management GP may be deemed to have indirect beneficial ownership of the shares of Common Stock held by VOF Holdings.

Atlas, in its capacity as the sole managing member of Management GP, has the ability to direct the management of Management GP’s business, including the power to direct the decisions of Management GP regarding the vote and disposition of securities held by VOF GP Ltd.; therefore, Management GP may be deemed to have indirect beneficial ownership of the shares of Common Stock held by VOF Holdings.

OCG, in its capacity as the managing member of Holdings, has the ability to direct the management of Holdings’ business, including the power to direct the decisions of Holdings regarding the vote and disposition of securities held by VOF Holdings and Xb CBL-E; therefore, OCG may be deemed to have indirect beneficial ownership of the shares of Common Stock held by VOF Holdings and Xb CBL-E.

OCGH GP, in its capacity as the indirect owner of the class B units of each of OCG and Atlas, has the ability to appoint and remove certain directors of OCG and Atlas and, as such, may indirectly control the decisions of OCG and Atlas regarding the vote and disposition of securities held by VOF Holdings and Xb CBL-E; therefore, OCGH GP may be deemed to have indirect beneficial ownership of the shares of Common Stock held by VOF Holdings and Xb CBL-E.

WSGP directly holds 5,925 shares of the Company’s Common Stock and has the sole power to vote and dispose of such shares.

CUSIP No. 124830100	SCHEDULE 13D	Page 29 of 34

Securities Group, in its capacity as the sole member of the general partner of WSGP, has the ability to direct the management of WSGP’ business, including the power to vote and dispose of securities held by WSGP; therefore, Securities Group may be deemed to beneficially own the shares of Common Stock held by WSGP.

Securities Group Holdings, in its capacity as the sole member of Securities Group, has the ability to direct the management of Securities Group’s business, including the power to direct the decisions of Securities Group regarding the vote and disposition of securities held by WSGP; therefore, Securities Group Holdings may be deemed to have indirect beneficial ownership of the shares of Common Stock held by WSGP.

Brookfield US, in its capacity as the managing member of Securities Group Holdings, has the ability to direct the management of Securities Group Holdings’ business, including the power to direct the decisions of Securities Group Holdings regarding the vote and disposition of securities held by WSGP; therefore, Brookfield US may be deemed to have indirect beneficial ownership of the shares of Common Stock held by WSGP.

Brookfield US Holdings, in its capacity as the sole shareholder of Brookfield US, has the ability to direct the management of Brookfield US’s business, including the power to direct the decisions of Brookfield US regarding the vote and disposition of securities held by WSGP; therefore, Brookfield US Holdings may be deemed to have indirect beneficial ownership of the shares of Common Stock held by WSGP.

Brookfield Holdings Canada, in its capacity as the sole shareholder of Brookfield US Holdings, has the ability to direct the management of Brookfield US Holdings’ business, including the power to direct the decisions of Brookfield US Holdings regarding the vote and disposition of securities held by WSGP; therefore, Brookfield Holdings Canada may be deemed to have indirect beneficial ownership of the shares of Common Stock held by WSGP.

BAM, in its capacity as the indirect owner of the class A units of each of OCG and Atlas and sole shareholder of Brookfield Holdings Canada, has the ability to appoint and remove certain directors of OCG, Atlas and Brookfield Holdings Canada, as such, may indirectly control the decisions of OCG, Atlas and Brookfield Holdings Canada regarding the vote and disposition of securities held by VOF Holdings, Xb CBL-E and WSGP; therefore BAM may be deemed to have indirect beneficial ownership of the shares of Common Stock held by VOF Holdings, Xb CBL-E and WSGP.

BAM Partnership, in its capacity as the sole owner of Class B Limited Voting Shares of BAM, has the ability to appoint and remove certain directors of BAM and, as such, may indirectly control the decisions of BAM

CUSIP No. 124830100	SCHEDULE 13D	Page 30 of 34

regarding the vote and disposition of securities held by VOF Holdings, Xb CBL-E and WSGP; therefore BAM Partnership may be deemed to have indirect beneficial ownership of the Common Stock held by VOF Holdings, Xb CBL-E and WSGP.

With respect to the shares of Common Stock reported herein, each of the Reporting Persons may be deemed to have sole voting and dispositive power or the sole power to direct the vote and disposition of the number of shares of Common Stock which such Reporting Person may be deemed to beneficially own as set forth above.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons, other than VOF Holdings, Xb CBL-E and WSGP, that it is the beneficial owner of any of the shares of Common Stock referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by each Reporting Person, other than VOF Holdings, Xb CBL-E and WSGP.

To the actual knowledge of the Reporting Persons, none of the Covered Persons directly owns any shares of Common Stock, other than VOF Holdings, Xb CBL-E and WSGP; provided, however, that because of each Covered Person’s status as an investment manager, manager, general partner, director, executive officer or member of a Reporting Person, a Covered Person may be deemed to be the beneficial owner of the shares of Common beneficially owned by such Reporting Person. Each of the Covered Persons expressly disclaims beneficial ownership of the shares of the Common Stock reported herein, and the filing of this Schedule 13D shall not be construed as an admission that any such Covered Person is the beneficial owner of any securities covered by this statement, other than VOF Holdings, Xb CBL-E and WSGP for their directly held shares of Common Stock.

(c)

Other than as set forth in this Schedule 13D, the Reporting Persons had no transactions in the shares of Common Stock by the Reporting Persons during the past 60 days.

(d) and (e)

Not applicable.

Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

Each of the Reporting Persons entered in an agreement (the “Joint Filing Agreement”) in which the parties agreed to the joint filing on behalf of each of them statements on Schedule 13D with respect to securities of the Company to the extent required by applicable law. The Joint Filing Agreement is attached as an exhibit hereto and is incorporated by reference herein.

VOF GP and Fund GP, as the general partner of VOF Holdings and Xb CBL-E, has a carried interest in VOF Holdings and Xb CBL-E, respectively.

Except as described above and herein in this Schedule 13D, there are no other contracts, understandings or relationships (legal or otherwise) among the parties named in Item 2 hereto and between such persons and any person with respect to any of the securities of the Company currently owned by VOF Holdings and Xb CBL-E.

Item 7.	Material to be Filed as Exhibits.
99.1	Registration Rights Agreement, dated as of November 1, 2021, 2021, among CBL & Associates Properties, Inc. and the holders of registrable securities party thereto, as filed pursuant to the Form 8-K filed by the Company on November 2, 2021, and is incorporated herein by reference.

CUSIP No. 124830100	SCHEDULE 13D	Page 31 of 34

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

DATED: February 11, 2022

OAKTREE VALUE OPPORTUNITIES FUND HOLDINGS, L.P.

By:	Oaktree Value Opportunities Fund GP, L.P.
Its:	General Partner

By:	Oaktree Value Opportunities Fund GP Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

OAKTREE VALUE OPPORTUNITIES FUND GP, L.P.

By:	Oaktree Value Opportunities Fund GP Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

OAKTREE VALUE OPPORTUNITIES FUND GP LTD.

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

OCM XB CBL-E HOLDINGS, LLC

By:	Oaktree Fund GP, LLC
Its:	General Partner

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

CUSIP No. 124830100	SCHEDULE 13D	Page 32 of 34

OAKTREE FUND GP, LLC

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Henry Orren
Name: Henry Orren
Title: Authorized Signatory

OAKTREE FUND GP I, L.P.

By:	/s/ Henry Orren
Name: Henry Orren
Title: Authorized Signatory

OAKTREE CAPITAL I, L.P.

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

OCM HOLDINGS I, LLC

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

OAKTREE HOLDINGS, LLC

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

OAKTREE CAPITAL MANAGEMENT, L.P.

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

OAKTREE CAPITAL MANAGEMENT GP, LLC

By:	Atlas OCM Holdings, LLC
Its:	Managing Member

By:	Oaktree New Holdings, LLC
Its:	Member

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

CUSIP No. 124830100	SCHEDULE 13D	Page 33 of 34

ATLAS OCM HOLDINGS, LLC

By:	Oaktree New Holdings, LLC
Its:	Member

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

WELLS STREET GLOBAL PARTNERS LP

By:	/s/ Brian Hurley
Name: Brian Hurley
Title: Vice President of Brookfield Partners Manager LLC, General Partner of Wells Street Global Partners LP
BROOKFIELD PUBLIC SECURITIES GROUP LLC

By:	/s/ Brian Hourihan
Name: Brian Hourihan
Title: Regulatory Counsel and Chief Compliance Officer

BROOKFIELD PUBLIC SECURITIES GROUP HOLDINGS LLC

By:	/s/ Brian Hourihan
Name: Brian Hourihan
Title: Chief Regulatory Counsel
BROOKFIELD US INC.

By:	/s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Secretary

CUSIP No. 124830100	SCHEDULE 13D	Page 34 of 34

BROOKFIELD US HOLDINGS INC.

By:	/s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Vice President and Secretary

BROOKFIELD HOLDINGS CANADA INC.

By:	/s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Vice President and Secretary

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Senior Vice President, Legal & Regulatory

BAM PARTNERS TRUST

By:	BAM Class B Partners Inc.
Its:	Trustee

By:	/s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Secretary